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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            APPLIED BIOMETRICS, INC.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock $.01 par value per share
                         ------------------------------
                         (Title of Class of Securities)

                                    03814L103
                                 --------------
                                 (CUSIP Number)


      Hayden R. Fleming, 14988 N. 78th Way, Suite 200 Scottsdale AZ 85260
                                 (602) 483-9282
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 6, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of s.s. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See s.s. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 03814L103                                          PAGE  2 OF  4 PAGES
---------------------                                        -------------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HAYDEN R. FLEMING
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF AND PF
      --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       196,750
       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     11,000
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING       196,750
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       11,000
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      207,750
      --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [ ]


      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.79%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

Item 1.           Security and Issuer

         The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the Issuer is Applied Biometrics, Inc. (The "Company"). The principal executive offices of the Company is 501 East Highway 13, Suite 108, Burnsville, Minnesota 55337.

Item 2.           Identity and Background

(a)      Name. Hayden R. Fleming

(b)      Address. 14988 N. 78th Way, Suite 200, Scottsdale, Arizona 85260

(c) Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc. a broker/dealer.

(d)      Criminal Proceedings. None.

(e)      Civil proceedings. None

(f)      Citizenship. United States of America.

Item 3.           Source and Amount at Funds or Other consideration.

                           Personal   funds  as  well  as  working   capital  of
affiliate

Item 4.           Purpose of Transaction

                           Not  Applicable  - Reporting  person is no longer the
owner of more than five percent of the class of securities.

Item 5.           Interest in Securities of the Issuer

                           (a) Number of Shares/Percentage of Class Beneficially
Owned. Hayden R. Fleming beneficially owns a total of 207,750 shares of the Company's Common Stock representing approximately 4.79% of the outstanding shares of Common Stock based on 4,336,117 shares of Common Stock outstanding as indicated by the Company as of November 6, 1998. Of such shares, 46,000 shares are owned by a trust for the benefit of Hayden Fleming and his wife, 11,000 shares are owned by the wife of Hayden Fleming and 150,750 shares are owned by Circle F Ventures, LLC, a limited liability company of which Hayden Fleming is managing member.

                           (b) Nature of  Ownership.  Hayden R. Fleming has sole
power to vote and direct the disposition of 196,750 of the reported shares and has shared power to vote and direct the disposition of 11,000 of the reported shares that are owned by or for the benefit of his wife.

                           (c) Recent Transactions. None

                           (d) Rights to Dividends or Proceeds. None

                                    Page -3-

                           (e)  Applicable  Date.  The date on  which  reporting
person ceased to be the beneficial owner of more than five percent of the Common Stock was November 6, 1998, the date on which the Company indicated there were 4,336,117 shares of Common Stock outstanding.

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of Issuer

                           None.

Item 7.           Materials to be Filed as Exhibits.

                           None.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1998                             /s/ Hayden R. Fleming
    Date                                     ---------------------------------
                                                Hayden R. Fleming
                                                Name/Title

                                    Page -4-